

August 9, 2006

Via U.S. Mail

Theodore N. Bobby, Esq.
Senior Vice President and General Counsel
H.J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

>   **Re: H.J. Heinz Company**
>   **Definitive Additional Materials dated August 4, 2006**
>   **File No. 1-03385**

Dear Mr. Bobby:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please provide us with copies of the reports to which you make reference in your various communications to shareholders, including the reports prepared by Taft-Hartley Advisory Services, Glass Lewis, Egan-Jones Proxy Services and Proxy Governance.

Definitive Additional Materials dated August 4, 2006

2.   We note that you have filed as soliciting materials a letter that is directed to "Fellow Heinz Shareholders" by CtW Investment Group "urg[ing] [shareholders] to vote [their] WHITE proxy card is favor of the 12 Heinz nominees." Is this communication intended to be from you or CtW? Is CtW soliciting proxies on your behalf? Please advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile at (212) 450-3714:

George R. Bason, Jr., Esq.
Aly El Hamamsy, Esq.
Davis Polk & Wardwell